UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. August 22, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the six months ended June 30, 2018 of US$247.7 million (US$0.94 per ADR), an increase from US$204.4 million (US$0.78 per ADR), representing a 21.2% increase compared to the earnings reported for the six months ended June 30, 2017. Gross profit(2) reached US$417.1 million (36.0% of revenues) for the six months ended June 30, 2018, higher than US$357.8 million (35.0% of revenues) recorded for the six months ended June 30, 2017. Revenues totaled US$1,157.4 million for the six months ended June 30, 2018, representing an increase of 13.0% compared to US$1,023.9 million reported for the six months ended June 30, 2017.

The Company also announced earnings for the second quarter of 2018, reporting net income of US$133.9 million (US$0.51 per ADR) compared to US$101.2 million (US$0.38 per ADR) for the second quarter 2017. Gross profit for the second quarter 2018 reached US$224.4 million; higher than the US$179.9 million recorded for the second quarter 2017. Revenues totaled US$638.7 million, an increase of approximately 26.4% compared to the second quarter 2017, when revenues amounted to US$505.3 million.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “Our results for the first half of 2018 were positive, led primarily by the lithium business. We expect our sales volumes in the lithium business line to be almost 50% higher in the second half of the year, compared to the first half, bringing total sales volumes to over 50k MT during 2018. Average prices in this business line were slightly higher during the second quarter. We see demand growth in 2018 surpassing 20%; as expected, new supply has been entering the market, mostly from Australia. Considering our higher sales volumes and the new supply, prices could be slightly lower in the second half of the year but significantly higher than average prices reported last year.”

Mr. de Solminihac continued, “The strong results were also driven by positive performance in the specialty plant nutrition and iodine business lines, both reported record sales volumes during the second quarter, and both are on target to reach record sales volumes for the year. Iodine prices have risen, and were over 25% higher during the second quarter this year, when compared to the same period of 2017. We have finished our expansion in iodine reaching 14k MT and continue working towards a nitrates capacity of 1.5 million MT. Our current capacity is 1.3 million MT of nitrates per year. In the potassium chloride market, sales volumes were down significantly during the first half of the year as announced, and is a result of our focus on increasing lithium yields.”

He went on to say, “Over the past several months, we have also been working diligently on our lithium expansion projects. We recently finished the first stage of our lithium carbonate expansion in Chile, reaching a capacity of 70k MT/year in the Salar del Carmen. The new capacity is already in operation and we expect to be producing at 70k MT/year during the fourth quarter of this year. Our next step will be to work towards our goal of 120k MT/year, which is expected to be completed by the end of 2019. Furthermore, we reaffirm our strong commitment to the Mt. Holland project in Australia; a key lithium asset for our portfolio. This is a very large rock deposit with significant exploration upside. We have secured a key industrial site for the future refinery where we expect to produce at least 45k MT of lithium hydroxide per year. We recently announced that we are selling our stake in the Cauchari-Olaroz project in Argentina. The transaction is expected to be closed during the fourth quarter of this year.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the six months ended June 30, 2018 totaled US$412.4 million, higher than the US$325.7 million reported for the six months ended June 30, 2017.

Second quarter 2018 revenues reached US$224.6 million, higher than the US$187.9 million reported in the second quarter 2017.

Specialty Plant Nutrition Sales Volumes and Revenues:

		6M2018	6M2017	2018/2017
Specialty Plant Nutrition Total Volumes	Th. MT	556.1	448.4	107.7	24%
Sodium Nitrate	Th. MT	14.2	15.1	-0.8	-6%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	374.3	291.2	83.0	29%
Specialty Blends	Th. MT	95.9	79.5	16.4	21%
Other specialty plant nutrients (*)	Th. MT	71.7	62.6	9.1	15%
Specialty Plant Nutrition Revenues	MUS$	412.4	325.7	86.7	27%
*Includes trading of other specialty fertilizers.

		2Q2018	2Q2017	2018/2017
Specialty Plant Nutrition Total Volumes	Th. MT	309.6	262.4	47.2	18%
Sodium Nitrate	Th. MT	5.7	9.5	-3.8	-40%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	211.1	174.4	36.7	21%
Specialty Blends	Th. MT	56.3	46.2	10.1	22%
Other specialty plant nutrients (*)	Th. MT	36.5	32.2	4.3	13%
Specialty Plant Nutrition Revenues	MUS$	224.6	187.9	36.7	20%
*Includes trading of other specialty fertilizers.

Second quarter revenues in the specialty plant nutrition business line were higher when compared to the second quarter 2017, as a result of higher sales volumes; sales volumes increased 18.0% when compared to the same period last year. This increase reflects our ability to respond to market demand when required by market conditions. Over the past several quarters, one of our competitors has been unable to produce at full capacity, and we have been able to supply the additional needs to the market.

We continue to develop our international presence in this market, and will continue to do so in the future. We believe the potassium nitrate market will grow close to 6% this year, with the water-soluble potassium nitrate market growing over 10%.

SPN gross profit(3) accounted for approximately 20% of SQM’s consolidated gross profit for the six months ended June 30, 2018.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the six months ended June 30, 2018 totaled US$160.2 million, an increase of 24.2% compared to US$129.1 million reported for the six months ended June 30, 2017.

Iodine and derivatives revenues for the second quarter 2018 amounted to US$85.5 million, an increase of 35.6% compared to US$63.0 million recorded during the second quarter 2017.

Iodine and Derivative Sales Volumes and Revenues:

		6M2018	6M2017	2018/2017
Iodine and Derivatives	Th. MT	6.8	6.6	0.2	3%
Iodine and Derivatives Revenues	MUS$	160.2	129.1	31.2	24%

		2Q2018	2Q2017	2018/2017
Iodine and Derivatives	Th. MT	3.6	3.2	0.4	11%
Iodine and Derivatives Revenues	MUS$	85.5	63.0	22.5	36%

Higher iodine revenues were the result of higher prices and higher sales volumes during the first half 2018 compared to the first half 2017. Sales volumes reached 3,600 MT during the second quarter, a record for the Company. We believe that sales volumes this year will reach at least 13k MT. We also want our clients to rest assure that we have the capacity to meet the steady demand growth in this market, and have already met our capacity target of 14k MT.

During the second quarter of this year, we continued to see an upward trend in iodine pricing with average prices rising.

Gross profit for the Iodine and Derivatives segment accounted for approximately 13% of SQM’s consolidated gross profit for the six months ended June 30, 2018.

Lithium and Derivatives

Revenues from lithium and derivatives business line totaled US$348.2 million during the six months ended June 30, 2018, an increase of 17.0% compared to US$297.4 million recorded for the six months ended June 30, 2016.

Revenues for lithium and derivatives during the second quarter 2018 increased 21.8% compared to the second quarter 2017. Total revenues amounted to US$183.9 million during the second quarter of 2018, compared to US$151.0 million in the second quarter of 2017.

Lithium and Derivatives Sales Volumes and Revenues:

		6M2018	6M2017	2018/2017
Lithium and Derivatives	Th. MT	21.1	23.8	-2.7	-11%
Lithium and Derivatives Revenues	MUS$	348.2	297.4	50.7	17%

		2Q2018	2Q2017	2018/2017
Lithium and Derivatives	Th. MT	11.1	11.5	-0.4	-4%
Lithium and Derivatives Revenues	MUS$	183.9	151.0	32.9	22%

Demand growth in the lithium market continues to be strong, and we expect it to surpass 20% during 2018, mainly driven by the growth in the battery market for electric vehicles. By the end of this year, we believe that over 30% of the lithium sold will be related to lithium for batteries for electric vehicles. During the first half of this year, supply did not keep the same pace with demand, and therefore market conditions remained tight and prices remained high. During the second half, we expect new supply to come online, mostly from Australia, and this could have an impact on the pricing in the second half of the year.

Recently, we completed the first stage of our expansion in Chile, reaching a capacity of 70k MT/year. We will now begin our second stage, reaching 120k MT/year by the end of 2019.

On April 10, 2018, the new lease payment structure as described in our conciliation agreement with CORFO became effective.

Gross profit for the Lithium and Derivatives segment accounted for approximately 57% of SQM’s consolidated gross profit for the six months ended June 30, 2018.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2018 totaled US$139.9 million, a 25.6% decrease compared to the six months ended June 30, 2017, when revenues amounted to US$188.0 million.

Potassium chloride and potassium sulfate revenues increased 9.6% in the second quarter of 2018, reaching US$87.6 million, compared to US$80.0 million for the second quarter of 2017.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		6M2018	6M2017	2018/2017
Potassium Chloride and Potassium Sulfate	Th. MT	453.1	676.3	-223.2	-33%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	139.9	188.0	-48.1	-26%

		2Q2018	2Q2017	2018/2017
Potassium Chloride and Potassium Sulfate	Th. MT	290.1	281.1	9.0	3%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	87.6	80.0	7.7	10%

Revenues in the potassium chloride and potassium sulfate business line during the first half of the year were impacted by lower sales volumes during the first three months of 2018. While sales volumes for the second quarter were close to 80% higher than the first quarter, the second quarter will have the strongest quarterly sales volumes reported this year. This is a result of our focus on efforts in the Salar de Atacama to increase lithium production, thus decreasing the production of potassium chloride. We believe that total potassium chloride sales volumes will be under 1 million MT during 2018, and could be lower in 2019.

Average prices in this business line decreased 5.7% during the second quarter 2018 when compared to the first quarter this year.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 4% of SQM’s consolidated gross profit for the six months ended June 30, 2018.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2018 reached US$75.1 million, 13.2% higher than US$66.4 million recorded for the six months ended June 30, 2017.

Revenues for the second quarter of 2018 totaled US$45.7 million, an increase of 212.8% compared to the revenue figures for second quarter of 2017 of US$14.6 million.

Industrial Chemicals Sales Volumes and Revenues:

		6M2018	6M2017	2018/2017
Industrial Nitrates	Th. MT	92.6	84.0	8.6	10%
Industrial Chemicals Revenues	MUS$	75.1	66.4	8.8	13%

		2Q2018	2Q2017	2018/2017
Industrial Nitrates	Th. MT	56.2	19.3	36.9	191%
Industrial Chemicals Revenues	MUS$	45.7	14.6	31.1	213%

Revenues in the industrial chemicals business line increased as a result of higher sales volumes of solar salts. During the first half of 2018, we sold approximately 48k MT of solar salts, with about 30k MT being accounted for in the second quarter.

Gross profit for the Industrial Chemicals segment accounted for approximately 5% of SQM’s consolidated gross profit for the six months ended June 30, 2018.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$21.6 million in the six months ended June 30, 2018, higher than the US$17.3 million for the six months ended June 30, 2017.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding depreciation, amounted to US$625.4 million for the six months ended June 30, 2018, an increase of 14.7% compared to US$545.3 million for the same period in 2017.

Administrative Expenses

Administrative expenses totaled US$56.3 million (4.9% of revenues) for the six months ended June 30, 2018, compared to US$46.1 million (4.5% of revenues) recorded during the six months ended June 30, 2017.

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2018 were US$ 17.7 million, compared to US$19.8 million recorded for the six months ended June 30, 2017.

Income Tax Expense

Income tax expense reached US$96.2 million for the six months ended June 30, 2018, representing an effective tax rate of 28.0%, compared to an income tax expense of US$82.6 million during the six months ended June 30, 2017. The Chilean corporate tax rate was 27.0% during the 2018 period and 25.5% during the 2017 period.

Other

The EBITDA was approximately US$475.8 million for the six months ended June 30, 2018, representing EBITDA margin(4) of 41.1%. EBITDA for the six months ended June 30, 2017 was approximately US$432.5 million, representing EBITDA margin of 42.2%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
3)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
4)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

Balance Sheet

(US$ Millions)	As of Jun. 30,	As of Dec. 31,
	2018	2017

Total Current Assets	2,520.4	2,466.3
Cash and cash equivalents	528.0	630.4
Other current financial assets	428.8	367.0
Accounts receivable (1)	516.0	506.0
Inventory	905.8	902.1
Others	141.8	60.8

Total Non-current Assets	1,781.0	1,830.0
Other non-current financial assets	34.9	62.9
Investments in related companies	114.2	126.4
Property, plant and equipment	1,405.9	1,437.2
Other Non-current Assets	226.0	203.5

Total Assets	4,301.4	4,296.2

Total Current Liabilities	692.5	748.0
Short-term debt	155.6	220.3
Others	537.0	527.7

Total Long-Term Liabilities	1,469.1	1,300.7
Long-term debt	1,221.9	1,031.5
Others	247.2	269.2

Shareholders' Equity before Minority Interest	2,088.5	2,187.8

Minority Interest	51.3	59.6

Total Shareholders' Equity	2,139.8	2,247.5

Total Liabilities & Shareholders' Equity	4,301.4	4,296.2

Liquidity (2)	3.6	3.3

(1)	Accounts receivable + accounts receivable from related companies
(2)	Current assets / current liabilities

Income Statement
			For the six months ended Jun. 30,
(US$ Millions)	For the 2nd quarter
	2018	2017	2018	2017

Revenues	638.7	505.3	1,157.4	1,023.9

Specialty Plant Nutrition (1)	224.6	187.9	412.4	325.7
Iodine and Iodine Derivatives	85.5	63.0	160.2	129.1
Lithium and Lithium Derivatives	183.9	151.0	348.2	297.4
Industrial Chemicals	45.7	14.6	75.1	66.4
Potassium Chloride & Potassium Sulfate	87.6	80.0	139.9	188.0
Other Income	11.3	8.7	21.6	17.3

Cost of Goods Sold	(354.2)	(265.3)	(625.4)	(545.3)
Depreciation and Amortization	(60.1)	(60.1)	(115.0)	(120.8)

Gross Profit	224.4	179.9	417.1	357.8

Administrative Expenses	(31.1)	(23.9)	(56.3)	(46.1)
Financial Expenses	(15.6)	(12.9)	(28.4)	(25.5)
Financial Income	6.0	3.3	10.7	5.7
Exchange Difference	(0.1)	(6.4)	(0.6)	(4.7)
Other	(1.0)	0.1	1.2	(0.7)

Income Before Taxes	182.5	140.2	343.7	286.5

Income Tax	(48.9)	(39.3)	(96.2)	(82.6)

Net Income before minority interest	133.7	100.9	247.6	203.9

Minority Interest	0.2	0.3	0.1	0.5

Net Income	133.9	101.2	247.7	204.4
Net Income per Share (US$)	0.51	0.38	0.94	0.78

(1)	Includes other specialty fertilizers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 22, 2018	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

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